

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Oliver Xing
Chief Executive Officer
Ontario Solar Energy Corporation
255 Duncan Mill Road, Suite 203
Toronto, Ontario
Canada M3B 3H9

> **Re:** **Ontario Solar Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 28, 2010**
> **File No. 333-165163**

Dear Mr. Xing:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1. We note your response to comment 3 in our letter dated May 20, 2010. We continue to believe that additional risk factors regarding your proposed business of providing consulting services related to solar energy should be included. For example only, please discuss the risk of competition in the solar energy consulting field, the risk presented by changing energy laws and the risk associated with your ability to contract with third parties to install solar energy.

2. We note your response to comment 4 in our letter May 20, 2010. It would appear that there is a risk presented by not having policies and procedures for review, approval or ratification of related party transactions. For example, related party transactions can present a conflict of interest for your officer and director, and you risk entering into

transactions that are less favorable than those that could be negotiated with third parties. Please revise to include appropriate disclosure or provide a further analysis of why the risk is not material to your investors.

7. Because Oliver Xing, our sole shareholder will own more than 86.64% of the outstanding shares after this offering . . . , page 7

3.   We note your response to comment 6 in our letter dated May 20, 2010. It does not appear that the percentage of Mr. Xing's ownership after the offering is correct in light of your other disclosure. We note that Mr. Xing beneficially owns 10,000,000 shares of common stock, of which 2,500,000 shares are being registered for resale. Please revise to reflect Mr. Xing's ownership amount following the offering, assuming that all shares are sold.

10. Since we are a Canadian company and all of our assets, officers, directors and auditor are located in Canada . . . , page 8

4.   We note your response to comment 7 in our letter dated May 20, 2010. Please revise your disclosure to incorporate the second sentence of your response.

Target Market, page 20

5.   We note your response to comment 16 in our letter dated May 20, 2010 and that you do not intend to target the household market.   In your disclosure under "Our Strategy" on page 19, however, you state that you will provide advice regarding the use of solar energy for "personal living." Therefore, please revise your disclosure for consistency.

Selling Shareholders, page 25

6.   We note your response to comment 19 in our letter dated May 20, 2010. Please revise to reflect Mr. Xing's total beneficial ownership amount prior to the offering as 10,000,000 shares of common stock, consistent with the amount shown in the beneficial ownership table on page 25.

7.   The table requires disclosure of those who have "beneficial" ownership over the common stock. A person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). Therefore, please ensure that the beneficial ownership amounts of spouses include the combined total of shares held by both spouses. For example, the beneficial ownership amount disclosed in the table for Cora Ke Chen should include the shares held by Ms. Chen and the shares held by her husband, Duncan Ma, which appears to be 20,000. Please revise accordingly in the table itself.

Financial Statements

Notes to Interim Financial Statements

3. Common Stock, page F-8

8.   We have considered your response to comment 25 in our letter dated May 20, 2010. Clarify for us how you determined shares of the company could be considered issued if the stock certificates had not been issued. In addition, please explain to us the business reason why stock certificates were not issued at the time consideration was received.

5. Related Party Transactions, page F-9

9.   We have read your response to comment 26 in our letter dated May 20, 2010. The fact that the company was able to sell shares during December 2009 for as much as $0.29 per share seems to indicate that shares issued to related parties during October 2009 were not properly valued. Provide us with a detailed analysis supporting the fair value of your shares during October 2009. Reference is made to ASC 718-10-30-3.

Part II – Information Not Required In Prospectus, page 63

Item 7. Recent Sales of Unregistered Securities, page 63

10.   We note that on December 31, 2009, you issued 1,475,000 shares of common stock at a price of $0.20 per share and you also issued 66,666 shares of common stock at a price of $0.29 per share. Please explain to us why you were able to sell these shares at two different prices on the same date. Furthermore, please tell us if either of these sales was to a related party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Conrad C. Lysiak
    Via facsimile: (509) 747-1770